FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2015

Commission File Number: 001-13406

Provida Pension Fund Administrator

(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100

Santiago, Chile

011-562-697-0040

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Press Release dated August 14, 2015 titled “AFP PROVIDA S.A. reports its results for the period ended June 30, 2015”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator
Date:	August 14, 2015	By:	/s/ Andrés Veszprémy
			Name:	Andrés Veszprémy
			Title:	General Counsel

Date:	August 14, 2015	By:	/s/ María Paz Yañez
			Name:	María Paz Yañez
			Title:	Chief Financial Officer

ITEM 1

For immediate release

Contact:

María Paz Yáñez

Chief Financial Officer

Phone: (56-2) 2351 1483

E-mail: myanezm@provida.cl

Santiago, Chile – August 14, 2015 – AFP PROVIDA S.A. (NYSE: PVD) announces its consolidated financial results for the period ended June 30, 2015. All figures are expressed in Chilean pesos, unless otherwise indicated, and are prepared in accordance with the International Financial Reporting Standards (IFRS) except for the recognition in equity, instead of in earnings as required by IFRS, for the effect of change in tax rates as instructed by the Superintendency of Pensions for the period ended December 31, 2014.

AFP PROVIDA S.A. reports its results for the period ended June 30, 2015

GENERAL HIGHLIGHTS FOR THE FIRST HALF OF 2015

Ü	In the first half of 2015 (1H15), AFP ProVida S.A. (the “Company” or “ProVida”) recorded a profit of Ch$48,830 million, lower by Ch$9,004 million, or 15.6%, as compared to the profit recorded in the first half of 2014 (1H14). This variance was primarily due to lower mandatory investments gains.

Ü	Regarding the recurring business, revenues increased by Ch$8,351 million in 1H15 explained by higher fees collected (Ch$6,840 million, or 7.9%) due to higher mandatory contributions from the growth in the taxable salary base of contributors and higher revenues from voluntary pensions savings.

Ü	Operating expenses increased by Ch$7,010 million in 1H15, as compared to 1H14, partially overshadowing the good performance in revenues. Behind the above are higher miscellaneous other operating expenses (Ch$5,089 million) mainly related to one-time expenses incurred in the updating of IT systems, the migration process of our data center and construction expenses connected with the centralization of the offices into Provida´s Pedro de Valdivia Tower. Additionally, 1H15 recorded higher employees expenses (Ch$2,347 million) mostly related to the customer centricity strategy of the Company, due to a higher number of active sales agents (largely oriented to capturing and advising clients) and to higher staff levels in our branches.

Ü	Mandatory investments recorded gains of Ch$9,588 million in 1H15 as the weighted average nominal return of pension funds was lower than 2014 (3.46% vs. 8.25% in 1H14) mainly due to the lower profitability of local and foreign fixed income instruments.

Ü	AFP Genesis (Ecuador), a consolidated subsidiary of ProVida, contributed a profit of Ch$1,268 million in 1H15, increased by Ch$770 million, as compared to 1H14, due to higher revenues from investment portfolio fees.

Ü	As of June 30, 2015, ProVida continues to lead the Chilean pension fund industry with a total of US$45,761 million of assets under management, equivalent to a market share of 28%.

Ü	ProVida is also a leader in terms of clients with a portfolio of 3.3 million participants and 1.7 million of contributors, equivalent to market shares of 33% and 32% respectively.

GENERAL HIGHLIGHTS FOR THE SECOND QUARTER OF 2015

Ü	The second quarter of 2015 (2Q15) recorded a profit of Ch$20,817 million, decreasing by Ch$6,955 million, or 25.0%, with respect to the profit attained in the second quarter of 2014 (2Q14).

Ü	During the quarter, higher revenues of Ch$4,300 million were recorded, mainly due to higher fee income (Ch$3,565 million, or 8.3%) from the growth in the taxable salary base of contributors.

Ü	Operating expenses increased by Ch$3,571 million in 2Q15 as compared to 2Q14, due to higher miscellaneous other operating expenses (Ch$2,520 million) related to the migration process of our data center, construction expenses connected with new offices as well as higher personnel expenses (Ch$1,051 million) due to higher headcount and higher salaries.

Ü	Mandatory investments recorded gains of Ch$222 million in 2Q15, a decrease of Ch$10,267 million as compared to 2Q14. This variance was driven by lower profitability of local fixed income and foreign instruments. The weighted average nominal return of pension funds was 0.08% in 2Q15 as compared to the return of 4.25% in 2Q14.

Ü	AFP Genesis (Ecuador), a consolidated subsidiary of ProVida, contributed a profit of Ch$625 million in 2Q15, an increase of Ch$338 as compared to 2Q14 due to higher revenues from investment portfolio fees.

Ü	Income taxes decreased by Ch$3.028 million as compared to 2Q14, primarily due to lower profitability in mandatory investments as mentioned above.

MAIN BUSINESS DRIVERS FOR THE FIRST HALF OF 2015

Business Drivers	June 2015		Market Share

Monthly Average of:
Number of participants	3,279,462		33.1%
Number of contributors	1,732,676		31.6%
Salary base (US$ Million)	1,531	(1)	27.1%	(2)
Administrative employees	1,225		27.8%	(2)
Sales agents	801		31.7%	(2)

Last Month Figure
Number of pensioners	761,724		38.5%
Pension payments	225,150		40.4%
AUM (US$ Million)	45,761	(1)	27.7%

Real return of Pension Fund (YTD):
Pension Fund Type A	3.96%
Pension Fund Type B	2.77%
Pension Fund Type C	1.89%
Pension Fund Type D	1.26%
Pension Fund Type E	-0.12%

(1) Exchange rate: Ch$639.04 per U.S. dollar.
(2) Market Share as of March, 2015.

AFP PROVIDA S.A.

COMPARATIVE ECONOMIC AND INDUSTRY ENVIRONMENT ANALYSIS FOR THE FIRST HALF OF 2015

During the first half of 2015 economic activity grew less than expected, and there are no signs of an improvement in the next 12 months. Recently the Central Bank chairman president announced that the projection of this year’s GDP growth is going to be reduced from the originally estimated range of 2.25%-3.25%. The market also has shown systematic downward adjustments in the GDP expected growth rate for 2015 and also for 2016 and 2017. According to the Central Bank economic expectation survey in July the growth rate expected for this year was 2.3% (3.8% one year ago), and 3.0% for 2016 (4.0% one year ago) and 3.5% for 2017 (4.0% only four months ago, when it started to be measured).

Economic expectations (consumer and producer confidence) are not improving; in fact both metrics are showing new drops in recent measures, remaining at a pessimistic level for over one year. There has been a dramatic fall in investment, as last year dropped 6.1% and the figures are not improving, with the expectation that this year will contract again.

The Labor market is showing gaps, despite the unemployment rate remaining at a low level by historical standards (6.5% in June). Salaried employment is decreasing as the margin and job creation is under its historical figures. In May, salaries grew 6.2% year over year (“yoy”) and real salaries grew 2.1% yoy (adjusted by inflation).

Since 2014 an expansionary fiscal policy has been implemented. According to the government, this year the public expenses will rise 8.8% in real terms. However, the Finance Minister has renewed the commitment with the fiscal rule that imposes a limit to the rise in the public expenses, so next year it will rise no more than 5.0% in real terms. In consequence, in the near future, the fiscal policy will have a limited effect over the economy.

Inflation has exceeded expectations and so far during this year the inflationary surprises have accumulated 0.9 percentile points (pp). Also very disturbing are the surprises and the high level reached by the core measures (CPIX 5.4% yoy, CPIX1 5.0% yoy and CPIEFE 4.7% yoy, in June). The market raised its inflation expectation up to 4.4% for the end of 2015 and 3.7% for 2016. However, inflation expectations two years ahead remain at 3.0%, which is the target of the Central Bank. Recently there has been an important nominal depreciation of the Chilean peso which is going to add pressure over prices, which is very important when considering the high indexation of the national economy and the huge second round effects during the last depreciation event. In consequence, despite the deceleration context, the Central Bank is not going to be able to implement a more expansionary monetary policy, so the Monetary Policy Rate is expected to be maintained at 3.0% during 2015.

Regarding the Pension Industry, the Government Advisory Commission for the Pension System (Bravo Commission) created by the government in April 2014, is going to submit to the president its report with the analysis and proposals to improve the system in August 2015.

The government also indicates that the proceedings of the law that create a state-owned AFP will be delayed until the Bravo Commission submits the final report.

The pending merger by absorption of ProVida into MetLife Chile Acquisition Co. approved on December 29, 2014, at an Extraordinary Shareholders’ Meeting held on that date, requires approval by the Superintendency of Pensions before it can be consummated.

COMPREHENSIVE INCOME STATEMENT

Profit

During the first half of 2015 (1H15), the Company recorded a profit of Ch$48,830 million, a decrease of Ch$9,004 million, or 15.6%, as compared to the profit recorded in the first half of 2014 (1H14). Such result was mainly due to lower mandatory investments gains.

Regarding the recurring business, revenues increased by Ch$8,351 million (9.2%) in the first half of 2015 as compared to the first half of 2014, mainly due to higher fee income (Ch$6,840 million, or 7.9%) from mandatory contributions boosted by the growth in the taxable salary base of contributors. Additionally, AFP Genesis in Ecuador revenues increased Ch$1,466 as compared to the first half of 2014.

Operating expenses increased by Ch$7,010 million as compared to the first half of 2014, partly explained by higher miscellaneous other operating expenses (Ch$5,089 million) mainly due to one-time higher IT and data services costs in connection with the migration of databases and systems from Mexico to Chile and construction expenses connected with the centralization of the offices into ProVida´s “Pedro de Valdivia” Tower. Additionally, the current period recorded higher employee expenses (Ch$2,347 million) related to customer centricity since sales force and branches personnel staff increased in order to improve our customer services. The above was partially offset by Life and Disability insurance (L&D) which had a favorable variance (Ch$425 million) due to a liability refinement.

Mandatory investments recorded lower gains of Ch$9,971 million in the first half of 2015 as compared to the same period of the prior year. This variance was driven by lower profitability of local and foreign fixed income instruments. The weighted average nominal return of pension funds was 3.46% in 1H15 as compared to the return of 8.25% recorded in the 1H14.

Non-operating results decreased by Ch$932 million as compared to 1H14, mainly related to other non-operating income, due to lower revenues from rentals and provisions related to real estate in 1H15.

Income tax expense decreased by Ch$585 million in 1H15 as compared with 1H14. From January to June 2015, the income tax expense of Ch$12,125 million reflects the lower profitability in mandatory investments partially overshadowed with the increase in corporate tax rate relating to the Tax Reform.

In 1H15, earnings per share were Ch$147.38 as compared to Ch$174.56 for 1H14. As of June 30, 2015, the total number of outstanding shares (331,316,623) has no changes with respect to the same date in 2014.

Revenues

Revenues were Ch$98,957 million in the first half of 2015, an increase of Ch$8,351 million, or 9.2%, as compared to the same period of the prior year. This result was attributable to the following:

•	Fee income was Ch$93,467 million from January to June 2015, a Ch$6,840 million (7.9%) increase as compared to 1H14. This result was attributable to higher mandatory contributions (Ch$6,423 million) from the growth in the taxable salary base of contributors and higher revenues from voluntary pensions savings.

As a result of the growing trend exhibited by fee income, ProVida has maintained in 1H15 its leading position in the pension industry. ProVida has an average market share of 34% in terms of number of participants, 32% in terms of contributors and 27% in terms of salary base. In term of assets under management, ProVida’s market share was 28% as of June 30, 2015.

In figures (average of January to June 2015), the number of contributors was 1,752,705 and the monthly average salary base was US$1,531 million. The assets under management as of June 2015 amounted to US$45,761 million.

•	Other revenues were Ch$5,490 million in the first half of 2015, higher by Ch$1,511 million (38%) as compared to the same period of 2014. The increase is primarily attributable to higher revenues of Ch$1.466 million from AFP Genesis in Ecuador due to higher contributions of clients and higher profitability of the funds managed on which fees are charged.

Mandatory investments

Gains on mandatory investments were Ch$9,588 million from January to June 2015, a decrease of Ch$9,971 million with respect to the gains recorded in the same period of 2014. The decrease is mainly due to lower profitability of local and foreign fixed income instruments.

Regarding the 1H15 result, it evidences a decrease in the return rate from 8.25% in 1H14 to 3.46% in 1H15. Behind the latter, the Fund Type C represented 41% of the gains with a nominal return of 3.37%.

The nominal return obtained during 1H15 was mainly related to the performance of foreign investments, basically in stock markets.

Life and disability insurance premium

The life and disability insurance premium recorded a gain of Ch$408 million in 1H15, a positive variance of Ch$425 million as compared to the loss recorded in 1H14.

Since the L&D insurance contract was finalized and settled on March 31, 2014, casualties occurred until June 2009 in connection with disability claims pending to be evaluated, and deceased beneficiaries are covered by the reserve that ProVida constituted for these purposes. During 1H15, the actual costs casualties paid were lower than the reserves previously constituted.

Employee expenses

Employee expenses amounted to Ch$24,302 million from January to June 2015, an increase of Ch$2,347 million, or 10.7%, with respect to 1H14. Such result is mainly described by:

•	Wages and salaries of administrative personnel were Ch$12,395 million in the 1H15, a Ch$551 million increase as compared to the same period of 2014. This result was primarily attributable to higher staff due to the opening of 24 new branch offices during 2014 to focus on our strategy of improving our customer service quality.

The monthly average administrative staff for the period ended June 30, 2015 was 1,220 workers, a 4.1% increase from the monthly average of 1,172 for the period ended June 30, 2014. Total administrative staff as of June 30, 2015 was 1,225, a 2.9% increase over 1,190 total staff as of June 30, 2014.

•	Wages and salaries of sales personnel were Ch$9,481 million in the 1H15, a Ch$1,159 million increase as compared to 1H14. Such increase was mainly caused by a higher number of active sales agents oriented to capturing and advising clients according to the customer centricity strategy of the Company.

The monthly average number of sales employees was 885 workers from January to June 2015, a 12.7% increase with respect to the staff maintained in 1H14 (785 sales agents). Total sales employees as of June 30, 2015 were 801, an increase of 1.4% over 790 total staff as of June 30, 2014.

•	Severance indemnities were Ch$605 million in 1H15, higher by Ch$329 million with respect to 1H14. This result was the outcome of higher severance payments made to administrative personnel during 1H15 as compared to 1H14.

Depreciation and amortization expenses

Depreciation and amortization expenses totaled Ch$3,562 million in the first half of 2015, a slight increase of Ch$27 million due to higher amortization in remodeling rented properties and hardware depreciation.

Miscellaneous other operating expenses

Miscellaneous other operating expenses were Ch$22,881 million from January to June 2015, an increase of Ch$5,089 million, or 28.6%, with respect to the prior year period due to the following:

•	Data processing expenses were Ch$6,296 million in 1H15, an increase of Ch$2,973 million with respect to the prior year period, which is mainly explained by one-time IT system expenditures related to migration of our data center from Mexico to Chile.

•	Administration expenses were Ch$13,918 million in 1H15, an increase of Ch$3,495 million as compared to the prior year period. This variance was mainly explained by higher levels of maintenance expenses in the 24 new offices, such as rent, security, cleaning and electricity. Additionally, the expenses connected with the centralization of the offices into ProVida´s Pedro de Valdivia Tower and an increase in collection and payment services further contributed to the increase compared to the prior year period.

The above increases were partially offset by lower marketing expenses (Ch$1,297 million) mainly attributable to the rebranding campaigns in 2014.

Financial income (expenses)

Financial income was Ch$636 million in the first half of 2015, a decrease of Ch$73 million with respect to the prior year period, mainly due to lower rate of return for deposits (0.27% in 1H15 as compared to 0.36% in 1H2014).

Share of the profit (loss) from equity accounted companies

Share of the profit from equity accounted companies was Ch$1,872 million during the first half of 2015, a Ch$64 million or 3.5% increase with respect to the prior year period. This variance was attributable to the profits generated by Previred.

Company	Country	2015	2014	Change	%
		(Millions of Chilean pesos, except percentages)

Previred	Chile	1,811	1,736	75	4.3%
Inv. DCV	Chile	66	50	15	30.7%
AFC	Chile	(4)	22	(26)	-119.2%

TOTAL		1,872	1,808	64	3.5%

Exchange and Indexed Units differences

Exchange differences gains of Ch$113 million were recognized in the first half of 2015, a decrease of Ch$24 million as compared to the gains recognized in the prior year period. This result is attributable to lower USD denominated assets held during the first half of 2015.

Indexed Units differences recorded losses of Ch$87 million in the 1H15, a decrease of Ch$100 million as compared to the losses recognized in the prior year period. This result is attributable to a lower increase in U.F. (inflation-indexed unit) recorded in the current period. This U.F variance mainly affected the L&D insurance reserve balances.

Other non-operating revenues

Other non-operating revenues were Ch$408 million in the first half of 2015, a decrease of Ch$975 million as compared to the first half of 2014. This result was primarily attributable to lower revenues from rentals and provisions related to real estate.

Other non-operating expenses

Other non-operating expenses were Ch$147 million during 1H15, a decrease of Ch$15 million as compared to the prior year period expenses, primarily due to lower non-operating write-offs.

Income tax expense

Income tax expense was Ch$12.125 million in the first half of 2015, a decrease of Ch$585 million as compared to the prior year period. This variance is primarily due to the lower profitability in mandatory investments partially overshadowed with the increase in corporate tax rate relating to the Tax Reform.

In connection with the “Encaje” results, and since this reserve is not expected to be cash in the short run, the deferred tax rate amounted to 25% for 1H15 and 20% for 1H14 (before the tax reform). The net effect of the higher tax rate and the lower “Encaje” results was a decrease of Ch$1,515 million.

A corporate tax rateof 20.0% was applied during 1H14 and 22.5% during 1H15. It should be mentioned that the Tax Reform enacted on September 29, 2014 implemented a 21.0% tax rate for year 2014, so it was applied with a retroactive effect at the end of 3Q14.

STATEMENT OF FINANCIAL POSITION

Assets

Total assets amounted to Ch$404,440 million as of June 30, 2015, a decrease of Ch$18,183 million, or 4.3% with respect to December 31, 2014, as explained below:

•	Current assets as of June 30, 2015 were Ch$62,117 million, decreasing by Ch$31,772 million, or 33.8% with respect to December 31, 2014. This result was mainly attributable to lower cash and cash equivalents of Ch$30,166 million as a consequence of cash outflows to finance dividend payment in May 2015. Additionally, during 1Q15 the Company settled the exercise of withdrawal rights by shareholders that dissented from the merger by absorption of ProVida into MetLife Chile Acquisition Co. approved on December 29, 2014, at an Extraordinary Shareholders’ Meeting held on that date.

The dividend payment cash flows amounted to Ch$57,076 million, which represented 55% of the 2014 profits. The withdrawal right cash flows amounted to Ch$11,718 million, recorded as a deduction in shareholders’ equity. Those variations were partially offset by the 1H15 cash flows generated by the recurring business.

•	Non-current assets amounted to Ch$342,322 million as of June 30, 2015, an increase of Ch$13,589 million, or 4.1%, with respect to December 31, 2014. This variance was mainly driven by higher mandatory investments of Ch$12,624 million due to both normal contributions made by contributors and the positive return of pension funds during the 1H15.

Additionally, the period recorded higher investment equity balances of Ch$1,879 million corresponding to 1H15 accumulated profits from equity accounted companies, mainly attributable to the profits generated by Previred.

Liabilities

Total liabilities amounted to Ch$102,570 million as of June 30, 2015, decreasing by Ch$14,867 million or 12.7% with respect to December 31, 2014, explained as follows:

•	Current liabilities were Ch$52,415 million as of June 30, 2015, declining by Ch$16,435 million or 23.9% with respect to December 31, 2014. This result was due to lower trade and other payables of Ch$12,745 since the obligations from 2014 results were paid in May 2015.

Additionally, the period recorded lower provisions of Ch$3,159 million mainly related to decreased employee expenses provisions regarding year 2014, which included bonus (cash payments mostly during February-March period) and vacations (use of holiday period mainly in 1Q of each year).

•	Non-current liabilities were Ch$50,155 million as of June 30, 2015, an increase of Ch$1,567 million, or 3.2%, with respect to December 31, 2014. This result was mainly due to higher deferred tax liabilities of Ch$1,580 million in connection with 1H15 gains from mandatory investments.

Shareholders’ equity

Total shareholders’ equity amounted to Ch$301,869 million as of June 30, 2015, decreasing by Ch$3,316 million, or 1.1%, with respect to December 31, 2014. This decrease is due to the withdrawal right of the shareholders dissenting with the merger, the dividend payment for 2014 and the minimum dividend for 2015. These differences were partially offset by the gain recorded in the 1H15.

Exchange rate

As of June 30, 2015, the exchange rate was Ch$639.04 per U.S. dollar, while at the same date in 2014, it was Ch$552.72 per U.S. dollar. During 1H15, the Chilean peso depreciated by 5.3% against the U.S. dollar, while in 1H14 the Chilean peso depreciated by 5.4%.

COMPREHENSIVE INCOME STATEMENT

	2015	2014	Change	%
(Millions of Chilean pesos, except percentages)

Revenues	98,957	90,606	8,351	9.2%
Gain on mandatory investments	9,588	19,558	(9,970)	-51.0%
Life and disability insurance premium expense (less)	408	(17)	425	-2502.4%
Employee expenses (less)	(24,302)	(21,955)	(2,347)	10.7%
Depreciation and amortization (less)	(3,562)	(3,534)	(28)	0.8%
Impairment losses, net (less)	(41)	-	(41)	n.a.
Miscellaneous other operating expenses (less)	(22,881)	(17,793)	(5,088)	28.6%
Finance costs (less)	(9)	(10)	1	-13.7%
Income (loss) from investments	636	709	(73)	-10.3%
Share of the profit (loss) from equity accounted associates	1,872	1,808	64	3.5%
Exchange differences	113	137	(24)	-17.6%
Indexed units differences	(87)	(187)	100	-53.5%
Other non-operating income	408	1,383	(975)	-70.5%
Other non-operating expenses (less)	(147)	(162)	15	-9.2%

PROFIT (LOSS) BEFORE TAX	60,955	70,544	(9,589)	-13.6%

Income tax expense	(12,125)	(12,710)	585	-4.6%
Profit (loss) after tax from continuing operations	48,830	57,834	(9,004)	-15.6%

PROFIT (LOSS)	48,830	57,834	(9,004)	-15.6%

STATEMENT OF FINANCIAL POSITION

	06-30-2015	12-31-2014	Change	%
(Millions of Chilean pesos, except percentages)

Current assets	62,117	93,890	(31,772)	-33.8%
Non-current assets	342,322	328,733	13,589	4.1%

TOTAL ASSETS	404,440	422,623	(18,183)	-4.3%

Current liabilities	52,415	68,850	(16,435)	-23.9%
Non-current liabilities	50,155	48,588	1,567	3.2%

Shareholders' Equity	301,869	305,185	(3,316)	-1.1%

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	404,440	422,623	(18,183)	-4.3%

CASH FLOW STATEMENT

	2015	2014	Change	%
(Millions of Chilean pesos, except percentages)

CASH FLOW FROM (USED IN) OPERATING ACTIVITIES	45,562	41,309	4,253	10.3%
Cash flow from (used in) operations	52,881	55,621	(2,740)	-4.9%
Cash flow from (used in) other operating activities	(7,319)	(14,312)	6,993	-48.9%

CASH FLOW FROM (USED IN) INVESTING ACTIVITIES	(5,299)	(2,652)	(2,647)	99.8%

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES	(70,435)	(41,998)	(28,437)	67.7%

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	(30,172)	(3,341)	(26,831)	803.1%

AFP PROVIDA S.A.

COMPARATIVE ANALYSIS OF THE SECOND QUARTER OF 2015

Profit

During the second quarter 2015 (2Q15), the Company recorded a profit of Ch$20,817 million, a decrease of Ch$6,955 million or 25.0% as compared to the profit recorded in the second quarter 2014 (2Q14). Such result was mainly due to lower mandatory investments gains.

Regarding the recurring business, revenues increased by Ch$4,300 million (9.5%) in the second quarter of 2015 as compared to the prior year period, mainly due to higher fee income (Ch$3,565 million or 8.3%) from mandatory contributions boosted by the growth in the taxable salary base of contributors.

Operating expenses increased by Ch$3,571 million as compared to the second quarter of 2014, partly explained by higher miscellaneous other operating expenses (Ch$2,520 million) mainly due to one-time higher IT and data services expenses in connection with the migration of databases and systems from Mexico to Chile. Also 2Q15 had higher expenses connected with the centralization of the offices into ProVida´s Pedro de Valdivia Tower. Additionally, this quarter recorded higher remodeling offices expenses and employee expenses (Ch$1.051 million) related to customer centricity since sales force and branches personnel staff increased in order to improve our customer services.

Mandatory investments recorded lower gains in the second quarter 2015 as compared to the prior year period. The Ch$10,267 million variance was driven by lower profitability of local fixed income and to a lesser extent, foreign instruments. The weighted average nominal return of pension funds was 0.08% in 2Q15 as compared to the return of 4.25% in 2Q14.

Non-operating results decreased by Ch$369 million mainly related to other non-operating income, due to lower revenues from rentals.

Income tax expense decreased by Ch$3,028 million in 2Q15 as compared with 2Q14. In 2Q15, the income tax expense of Ch$4,131 million reflects the lower profitability in mandatory investments partially overshadowed with the increase in corporate tax rate relating to the Tax Reform.

Revenues

Revenues were Ch$49,390 million in the second quarter 2015, an increase of Ch$4,300 million or 9.5% as compared to the same period of the prior year. This result was attributable to the following:

•	Fee income was Ch$46,644 million in 2Q15, a Ch$3,565 million (8.3%) increase as compared to 2Q14. This result was attributable to higher mandatory contributions (Ch$3,347 million) from the growth in the taxable salary base of contributors.

•	Other revenues were Ch$2,746 million in the second quarter of 2015, higher by Ch$735 million (36.5%) as compared to the same period of 2014. The increase is primarily attributable to higher revenues of Ch$659 million from AFP Genesis in Ecuador due to higher contributions and profitability of the assets under management.

Mandatory investments

Gains on mandatory investments were Ch$222 million in 2Q15, a decrease of Ch$10,267 million with respect to the gains recorded in the same period 2014. The performance is mainly due to lower profitability of local fixed income to a lesser extent, foreign investments. The weighted average nominal return of pension funds was 0.08% in 2Q15 as compared to the return of 4.25% in 2Q14.

Employee expenses

Employee expenses amounted to Ch$12,288 million in 2Q15, an increase of Ch$1,051 million, or 9.4%, with respect to the same period of prior year. Such result is detailed as follows:

•	Wages and salaries of administrative personnel were Ch$6,576 million in the 2Q15, increasing by Ch$330 million as compared to 2Q14. This result was primarily attributable to higher staff due to the opening of 24 new branch offices during 2014 to focus on our strategy of improving our customer service quality.

The local average administrative staff was 1,221 workers in 2Q15, as compared to 1,178 in

2Q14, which is an increase of 3.7% (43 workers).

•	Wages and salaries of sales personnel were Ch$4,264 million in the 2Q15, a Ch$315 million increase as compared to 2Q14. Such increase was mainly caused by a higher number of active sales agents oriented to capturing and advising clients according to the customer centricity strategy of the Company.

The average number of sales agents was 839 workers in 2Q15, an increase of 8.5% with respect to the number maintained in 2Q14 (773 sales agents).

•	Severance indemnities were Ch$528 million in 2Q15, higher by Ch$252 million with respect to the prior year period. This result was the outcome of higher severance payments made to administrative personnel during 2Q15 as compared to 2Q14.

Depreciation and amortization expenses

Depreciation and amortization expenses totaled Ch$1,797 million in the second quarter of 2015, a Ch$43 million, or 2.5%, increase with respect to the prior year period due to higher amortization in remodeling rented properties and hardware depreciation.

Miscellaneous other operating expenses

Miscellaneous other operating expenses were Ch$11,780 million in 2Q15, an increase of Ch$2,520 million, or 27.2%, with respect to the prior year period due to the following:

•	Data processing expenses were Ch$2,647 million in 2Q15, an increase of Ch$1,160 million with respect to the prior year period, which is mainly explained by one-time IT system expenditures related to migration of our data center from Mexico to Chile.

•	Administration expenses were Ch$7,599 million in 2Q15, an increase of Ch$2,366 million as compared to the prior year period. This variance was mainly explained by higher levels of expenses in the 24 new offices maintenance, such as rent, security, cleaning and electricity. Also 2Q15 had higher expenses connected with the centralization of the offices into ProVida’s Pedro de Valdivia Tower and an increase in collection and payment services.

The previous differences were partially offset by lower marketing expenses (Ch$936 million) mainly attributable to lower expenses since 2014 expenses included the rebranding campaigns.

Financial income (expenses)

Financial income was Ch$251 million in the second quarter of 2015, a decrease of Ch$56 million with respect to prior year period, mainly due to lower rate of return for deposits (0.27% in 2Q15 as compared to 0.34% in 2Q14).

Share of the profit (loss) from equity accounted companies

Share of the profit from equity accounted companies was Ch$973 million during the second quarter of 2015, a Ch$11 million, or 1.1%, increase with respect to prior year period. This variance was attributable to the profits generated by Previred.

Company	Country	2Q15	2Q14	Change	%
		(Millions of Chilean pesos, except percentages)

Previred	Chile	925	897	28	3.1%
Inv. DCV	Chile	40	34	7	19.9%
AFC	Chile	8	32	(24)	-74.9%

TOTAL		973	963	11	1.1%

Exchange and Indexed Units differences

Exchange differences gain of Ch$76 million were recognized in the 2Q15, an increase of Ch$8 million as compared to the gains recognized in the 2Q14. This result is attributable to higher increase in exchange rate in the current period. This exchange variance mainly affects the USD cash balances.

Indexed Units differences recorded losses of Ch$86 million in the 2Q15, a decrease of Ch$48 million as compared to the losses recognized in the 2Q14. This result is attributable to a lower increase in U.F. (inflation-indexed unit) recorded in the current period and to lower L&D insurance reserve balances affected by this unit variation.

Other non-operating revenues

Other non-operating revenues were Ch$103 million in the second quarter of 2015, a decrease of Ch$355 million as compared to the prior year period. This result was primarily attributable to lower revenues from rentals.

Other non-operating expenses

Other non-operating expenses were Ch$93 million during 2Q15, an increase of Ch$21 million as compared to the prior year period, related to fines issued by labor authority.

Income tax expense

Income tax expense was Ch$4,131 million in the second quarter of 2015, a decrease of Ch$3,028 million as compared to the prior year period. This variance is primarily due to the lower profitability in mandatory investments partially overshadowed with the increase in corporate tax rate relating to the Tax Reform.

COMPREHENSIVE INCOME STATEMENT

	2Q15	2Q14	Change	%
(Millions of Chilean pesos, except percentages)

Revenues	49,390	45,090	4,300	9.5%
Gain on mandatory investments	222	10,489	(10,267)	-97.9%
Life and disability insurance premium expense (less)	-	-	-	n.a.
Employee expenses (less)	(12,288)	(11,237)	(1,051)	9.4%
Depreciation and amortization (less)	(1,797)	(1,754)	(43)	2.5%
Impairment losses, net (less)	(18)	18	(36)	-200.4%
Miscellaneous other operating expenses (less)	(11,780)	(9,260)	(2,520)	27.2%
Finance costs (less)	(4)	(5)	1	-13.4%
Income (loss) from investments	251	307	(56)	-18.2%
Share of the profit (loss) from equity accounted associates	973	963	10	1.1%
Exchange differences	75	67	8	12.4%
Indexed units differences	(86)	(134)	48	-35.9%
Other non-operating income	103	459	(354)	-77.5%
Other non-operating expenses (less)	(93)	(72)	(21)	28.6%

PROFIT (LOSS) BEFORE TAX	24,948	34,931	(9,983)	-28.6%

Income tax expense	(4,131)	(7,159)	3,028	-42.3%
Profit (loss) after tax from continuing operations	20,817	27,772	(6,955)	-25.0%

PROFIT (LOSS)	20,817	27,772	(6,955)	-25.0%

Important Notice

This notice contains statements that constitute forward-looking statements. Forward-looking statements may include but are not limited to words such as "believe," "expect," "estimate," "project," "anticipate," "should," "intend," "probability," "risk," "target," "goal," "objective" and similar expressions or variations on such expressions. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. AFP ProVida undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in its business or acquisition or divestitures strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.